

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd
830 Third Avenue, 3rd Floor
New York, NY 10022

> **Re:** **Progress Software Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2012 by Starboard Value and Opportunity**
> **Master Fund Ltd et al.**
> **File No. 033-41752**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background to the Solicitation, page 6

1.   You disclose that your January 30, 2012 Nomination Letter was delivered to Progress Software "in order to preserve its rights under the Amended and Restated Bylaws of the Company … and [you were] disappointed that the Board was not willing to extend the nomination deadline to allow time for discussions in furtherance of an amicable resolution on board composition." Please revise to clarify the nature of the rights you sought to preserve and to describe in greater detail the circumstances relating to your extension request and its rejection by the board.

Reasons for the Solicitation, page 6

2.   Please expand to discuss more fully the potential impact of any changes or policy priorities your nominees may agitate for, if elected to the board. Shareholders should

understand the implications of a vote in favor of your slate, noting that, if elected, your slate would not constitute a majority of the full board of directors.

3.   Please revise to describe the material relationships that Messrs. Dale Fuller, Edward Terino, and John Mutch have with the Starboard participants and their affiliates, other than the indemnification and compensation agreements described on page 13.

<u>We believe the Company is Deeply Undervalued and Its Current Market Price Fails to Reflect the Value of the Sum-of-its-Parts, page 6</u>

4.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials which require supplemental information or further disclosure to support your belief or opinion:

- Why you believe a 5.0x ADP Enterprise Value/EBITDA is an appropriate measure to value the ADP business;

- Why you believe TIBX, INFA, and PEGA are comparable companies and why Enterprise Value/Revenue is an appropriate measure to value the EBS business;

- Why you believe the EBS business "requires the Company to make significant investments in acquisitions, research and development, and sales and marketing to gain the scale needed to compete";

- Why you believe the "the poor operating performance in EBS is a direct result of the Company's inability to integrate past acquisitions resulting in excessive costs and a lack of product integration"; and

- Why you believe the Company currently intends to continue its strategy of increasing scale in EBS through acquisitions.

Where support for your statements is based on documents such as reports, articles or internal estimates, please provide for our review copies of the documents marked to identify the cited information.

5.   Please revise to clarify the "serious issues facing the Company" you briefly reference on page 6.

6.   Please provide us with the relevant portions of the independent market research you cite on page 8.

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd
March 14, 2012
Page 3

We are concerned that executive compensation is poorly structured and not aligned with performance, page 9

7.   We note that you disclose that Glass Lewis & Co. awarded a D grade to Progress Software's overall compensation for two of the past three years. Please revise to specify the grades received for each of the fiscal years referenced, including fiscal year 2011. In light of your disclosure that the participants intend to vote their shares consistent with the recommendation of ISS, please revise to provide the recommendation of ISS for Progress Software's say-on-pay vote for fiscal year 2011 and consider providing ISS recommendations for fiscal years 2009 and 2010 as well.

The Nominees, page 11

8.   You have reserved the right to vote for unidentified substitute nominees. Please advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 16

9.   If a shareholder grants a proxy to the participants, the shareholder will have no voice with respect to which company nominees are elected to fill seats on the board of directors which are not occupied by the participant nominees. Please revise your disclosure to make this clear.

Vote Required for Approval, page 16

10.   Please disclose the effect of broker non-votes. See Item 21 of Regulation 14A.

Additional Participant Information, page 18

Incorporation by Reference, page 20

11.   Please revise to specify which Schedule 14A disclosure requirements you are incorporating by reference from a prospective proxy statement to be filed by Progress Software. Your list on page 20 does not appear complete. Further, in light of the information that will be incorporated by reference from Progress Software's proxy statement, please confirm that you will not file a definitive proxy statement until after management's proxy statement has been filed.

12.   Please note that the participants in the solicitations are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if disclosure has been derived from outside sources of information. Please remove your disclaimer that you "do not take any responsibility for the accuracy or completeness of statements" of the information incorporated by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via-Email
       Steve Wolosky, Esq.
       Olshan Grundman Frome Rosenzweig & Wolosky LLP